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                             September 19, 2022

       Jason Kelly, Ph.D.
       Chief Executive Officer
       Ginkgo Bioworks Holdings, Inc.
       27 Drydock Avenue
       8th Floor
       Boston, MA 02210

                                                        Re: Ginkgo Bioworks
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 7,
2022
                                                            File No. 333-267315

       Dear Dr. Kelly:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed September 7, 2022

       General

   1. Please revise to include financial statements of Zymergen Inc. pursuant to Item 11(e) of
                                                        Form S-1 or tell us why
you believe inclusion of such financial statements is not required.
                                                        Additionally, disclose
in the summary a more fulsome description of the proposed merger, including the
approximate percentage of issued and outstanding shares of Zymergen held by shareholders who
have entered into voting agreements to vote in favor of the merger.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jason Kelly, Ph.D.
Ginkgo Bioworks Holdings, Inc.
September 19, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Joe McCann at
202-551-
6262 with any questions.



                                                           Sincerely,
FirstName LastNameJason Kelly, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameGinkgo Bioworks Holdings, Inc.
                                                           Office of Life
Sciences
September 19, 2022 Page 2
cc:       Marko S. Zatylny, Esq.
FirstName LastName